FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2005

Commission File Number: 001-32294
__________________________________

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 5667 8282 Fax # 91 22 5665 7799
(Address of principal executive office)
______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[x]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	[ ]	No	[x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	[ ]	No	[x]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	[ ]	No	[x]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

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TABLE OF CONTENTS

Item 1:     Form 6-K dated May 17, 2005 along with the Press Release.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited
By: /s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: May 17, 2005

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Item 1

TATA MOTORS LIMITED
Bombay House, 24, Homi Mody Street, Mumbai 400 001.

News Release	May 17, 2005

PAT AT RS.1236.95 CRORES GROWS BY 53%
REVENUES FOR THE YEAR UP BY 32%
DIVIDEND INCREASED TO 125% INCLUDING A SPECIAL DIVIDEND OF 25%

Quarter ended March 31, 2005

The Company reported revenues (net of excise) of Rs.5338.87 crores for the quarter ended March 31, 2005, an increase of 29% over revenues of Rs.4143.45 crores in the corresponding quarter of last year. The Profit Before Tax (PBT) was Rs.465.28 crores as against a Profit Before Tax of Rs.438.42 crores in Q4 of FY 2004.

The Profit After Tax (PAT) for the fourth quarter, after provision of Rs.77.11 crores (Rs.145.95 crores) towards current and deferred tax was Rs.388.17 crores as compared to Rs.292.47 crores in the corresponding quarter of the previous year, an increase of 33%. However, the operating margins witnessed significant pressure due to an unprecedented increase in material costs like steel and other commodities.

The total sales volume for Q4 of FY 05 at 120410 grew by 24% over 97358 numbers sold in Q4 of FY 04. Sales of Commercial Vehicles in the domestic market increased by 16% to 55132 in the quarter, while Passenger Vehicle sales at 54080 recorded a growth of 26% over the Q4 of the previous fiscal. Exports grew by 60% to 11198 in the quarter.

Financial Year ended March 31, 2005

The Company's revenues (net of excise) for the Financial Year 2005 improved by 32% to Rs.17419.13 crores (previous year Rs.13223.22 crores). The PBT for the year grew by 28% to Rs.1651.90 crores (previous year Rs.1292.34 crores). After providing Rs.414.95 crores (previous year Rs.482 crores) towards current and deferred tax for the year, the PAT was Rs.1236.95 crores, an increase of 53% over the PAT of Rs.810.34 crores achieved in the previous year.

The Company recorded significant increases in the sales volume across all product groups. The total sales volume for the year 2005 at 399566 nos. grew by 27%. Commercial Vehicle sales in the domestic market were 189993 nos., an increase of 25% as against the industry growth of 22%. Consequently, the Company improved its overall market share in the Commercial Vehicle segment to 59.7% from 58.5% in the previous year.

Total sales of Passenger Vehicles at 179076 nos. grew by 28% as compared to the industry volume growth of 17%, resulting an increase in the Passenger Vehicle market share to 16.9% from 15.5% in the previous year.

Exports for the year recorded an impressive growth of 38% at 30497 nos. in the current year as against 22046 nos. in the previous year.

Consolidated Financial Results for the year ended March 31, 2005

The Company reported consolidated revenues (net of excise) Rs.19532.84 crores an increase of 40% as against Rs.13924.72 crores in the previous year. The PBT for the financial year 2005 was Rs.1848.09 crores as against Rs.1444.87 crores in the previous year recording a growth of 28%. The consolidated PAT after considering an amount of Rs.490.62 crores (previous year Rs.530.77 crores) towards current and deferred tax, adjustment for share of minority interest and profit in associate companies was Rs.1385.34 crores as against Rs.915.29 crores in the previous year, recording a growth of 51%.

Dividend

The Board of Directors has, recommended a dividend Rs.12.50 per share (including Rs.2.50 as a special dividend) of Rs.10/- each for the financial year 2004-05 (Previous year Rs.8 per share), subject to approval of the Shareholders. Tax on Dividend will be borne by the Company.

The Audited Financial Results for the quarter and for the twelve months ended March 31, 2005 are enclosed.

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For further press queries please contact
Rashmi Naik / Meraj Alam / Swati Sundareswaran at 91 22 5656 8787 / 5656 8708
Fax: 91 22 5656 8788 or email at: rashmi@vccpl.com / malam@vccpl.com / ssundareswaran@vccpl.com

All statements contained herein that are not statements of historical fact constitute "forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.

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TATA MOTORS LIMITED
Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2005
Particulars			Nine months ended December 31,	Quater ended March 31		Year ended
			2004	2005	2004	2005	2004
			Audited	Audited	Audited	Audited	Audited
(A)
1		Vehicle Sales:(in Nos.)
		Commercial vehicles	134861	55132	47579	189993	152195
		Passenger Cars and Utility vehicles	124996	54080	42801	179076	140018
		Exports	19299	11198	6978	30497	22046
			279156	120410	97358	399566	314259
2		Vehicle Production:(in Nos.)
		Commercial vehicles	149106	60780	50222	209886	159972
		Passenger Cars and Utility vehicles	131566	59489	47481	191055	151570
			280672	120269	97703	400941	311542
3		Export Turnover (at F.O.B. value) Rs. Crores	908.16	544.53	333.96	1452.69	1006.32
		US $ M	207.72	124.32	82.75	332.04	230.23

(B)			(Rupees Crores)
1		Sales/Income from operations	14220.17	6262.40	4859.00	20482.57	15493.52
		Less: Excise Duty	2139.91	923.53	715.56	3063.44	2270.30
		Net Sales/Income from operations	12080.26	5338.87	4143.44	17419.13	13223.22
2		Total Expenditure
	(a)	(Increase) / Decrease in stock in trade and work in progress	(271.17)	127.17	137.84	(144.00)	141.98
	(b)	Consumption of Raw Materials & Components	8384.11	3545.37	2568.20	11929.48	8341.39
	(c)	Staff Cost	754.46	284.88	224.97	1039.34	882.49
	(d)	Other expenditure	1682.34	740.88	591.25	2423.22	1975.56
	(e)	Sub Total 2(a) to 2(d)	10549.74	4698.30	3522.26	15248.04	11341.42
3		Operating Profit [1-2]	1530.52	640.57	621.18	2171.09	1881.80
4		Other Income	136.49	29.60	8.97	166.09	58.90
5		Interest
	(a)	Gross Interest	163.35	57.42	48.38	220.77	206.65
	(b)	Capitalisation of Interest and other receipts	(40.55)	(26.07)	(14.30)	(66.62)	(45.39)
	(c)	Net Interest	122.80	31.35	34.08	154.15	161.26
6		Product development cost- written off	48.58	18.54	31.69	67.12	51.64
7		Depreciation	305.92	144.24	98.73	450.16	382.60
8		Profit before exceptional items and tax [3+4-5-6-7]	1189.71	476.04	465.65	1665.75	1345.20
9		Exceptional Items
	(a)	Employee Separation Cost (Note 3)	3.09	1.09	(21.07)	4.18	4.56
	(b)	Provision for diminution in value of investments	-	9.67	48.30	9.67	48.30
	(c)	Sub Total 9(a) and 9(b)	3.09	10.76	27.23	13.85	52.86
10		Profit Before Tax [8-9]	1186.62	465.28	438.42	1651.90	1292.34
11		Less: Provision for Taxation
	(a)	Current Tax	311.35	52.47	34.06	363.82	96.00
	(b)	Deferred Tax	26.49	24.64	111.89	51.13	386.00
	(c)	Sub Total of 11(a) and 11(b)	337.84	77.11	145.95	414.95	482.00
12		Profit After Tax [10-11]	848.78	388.17	292.47	1236.95	810.34
13		Paid-up Equity Share Capital (Face value of Rs. 10 each)	361.79	361.79	356.83	361.79	356.83
14		Reserves excluding Revaluation Reserve				3749.60	3236.77
15		Basic EPS (not annualised) Rupees	23.63	10.73	8.31	34.38	24.68
		Diluted EPS (not annualised) Rupees	22.16	10.06	7.92	32.23	22.71
16		Aggregate of Non-Promoter Shareholding
	-	Number of Shares	243895027	244718237	235239669	244718237	235239669
	-	Percentage of shareholding	67.42%	67.65%	66.65%	67.65%	66.65%

Notes:-
1)	Figures for the previous period have been regrouped/reclassified wherever necessary.
2)

During the year ended March 31, 2005, the amounts debited to Securities Premium Account (SPA) are (a) Rs. 11.86 crores towards premium on the early redemption of Debentures, (b) issue expenses of Rs.30.62 crores and (c) Rs. 292.07 crores towards premium payable on redemption of FCCNs. The amount of Premium payable on redemption of FCCNs has been fully provided considering Accounting Standard 29 - "Provisions, Contingent Liabilities and Contingent Assets" becoming applicable during the year, as against the past practice of providing premium on a pro-rata basis resulting in an additional debit of Rs.253.09 crores to Securities Premium Account.

3)

Upon 'Limited Revision' to the Accounting Standard on "Intangible Assets" (AS 26), issued on March 17, 2004, the Company had reversed employee separation cost charged off during the period April 1, 2003 to December 31, 2003, in the quarter ended March 31, 2004 resulting in a write back of Rs.22.19 crores in that quarter.

4)

The Company is engaged exclusively in the business of automobile products consisting of all types of commercial and passenger vehicles. These, in the context of Accounting Standard 17 on Segment Reporting, are considered to constitute one single primary segment.

5)

The proposed amalgamation of Tata Finance Limited (TFL) with the Company with effect from April 1, 2005, has been approved by the shareholders and the creditors. It will be effective upon approvals to be obtained by both the companies from the Hon'ble High Court of judicature at Mumbai and other necessary approvals. As per the Scheme, for every 100 shares of TFL, 8 shares of the Company will be alloted that would result in an increase in the capital by Rs.14.50 crores.

6)

During the quarter, the Company has made an investment of Rs. 51.61 crores in Hispano Carrocera, S.A., a Spanish bus manufacturing company, and in that process acquired 21% equity shares with an option to buy 79% of the equity at a future date.

7)

As on January 1, 2005, 8 Investor complaints were outstanding. The Company received 5 complaints during the said quarter and disposed off 12 complaints by March 31, 2005. There is only 1 complaint unresolved as on March 31, 2005, pending details/documents from the investor.

8)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter and year ended March 31, 2005.
9)

The Board of Directors has, recommended a dividend Rs.12.50 per share (including Rs.2.50 as a special dividend) of Rs.10/- each for the financial year 2004-05 (Previous year Rs.8 per share), subject to approval of the Shareholders. Tax on Dividend will be borne by the Company.

The above Results have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on May 17, 2005.
Tata Motors Limited Ratan N Tata Chairman
Mumbai, May 17, 2005

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TATA MOTORS LIMITED Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001. AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2005
		Rs. Crores
Particulars		Year ended March 31, 2005 (Audited)	Year Ended March 31, 2004 (Audited)

1	Sales/Income from operations	22708.23	16284.84
	Less: Excise Duty	3175.39	2360.12
	Net Sales/Income from operations	19532.84	13924.72
2	Total Expenditure
	(a) (Increase) / Decrease in stock in trade and work in progress	(216.84)	149.79
	(b) Consumption of Raw Materials and Components	13489.26	8808.49
	(c) Staff Cost	1429.94	1081.89
	(d) Other expenditure	2333.90	1806.30
	(e) Sub Total 2(a) to 2(d)	17036.26	11846.47
3	Operating Profit [1-2]	2496.58	2078.25
4	Other Income	133.94	56.20
5	Interest (Net)	169.66	193.78
6	Product Development cost written off	67.12	51.64
7	Depreciation	531.01	425.56
8	Amortisation of Deferred Revenue Expenditure in Subsidiaries	2.93	11.65
9	Profit for the year before exceptional items and tax [3+4-5-6-7-8]	1859.80	1451.82
10	Exceptional Items
	(a) Provision for diminution in value of investments	4.00	-
	(b) Employee Separation Cost	7.71	6.95
	(c) Sub Total 10 (a) and 10 (b)	11.71	6.95
11	Profit Before Tax [9-10]	1848.09	1444.87
12	Less: Provision for Taxation
	(a) Current Tax (net of provisions written back)	404.52	107.39
	(b) Deferred Tax (Includes provision for earlier years)	86.10	423.38
	(c) Sub Total of 12(a) and 12(b)	490.62	530.77
13	Profit After Tax [11-12]	1357.47	914.10
14	Adjustment of Miscellaneous Expenditure in Subsidiaries	(3.78)	(8.64)
15	Share of Minority Interest	(8.48)	(4.44)
16	Profit in respect of investments in Associate Companies	40.13	18.05
17	Goodwill written off	-	(3.78)
18	Profit for the period	1385.34	915.29
19	Paid-up Equity Share Capital (Face value of Rs.10 each)	361.79	356.83
20	Reserves excluding Revaluation Reserve	4035.37	3298.84
21	Basic EPS Rupees	38.50	27.88
22	Diluted EPS Rupees	36.07	25.65
Notes:
1)
As per Accounting Standard (AS 21) on 'Consolidated Financial Statements' and Accounting Standard (AS 23) on 'Accounting for Investments in Associates' in Consolidated Financial Statements, the following subsidiaries and associates have been considered.

Subsidiary Company	Ownership in (%)	Associate Company	Ownership in (%)
Telco Construction Equipment Co Ltd	80.00	Tata Cummins Ltd	50.00
Tata Technologies Ltd	94.60	Tata AutoComp Systems Ltd	50.00
TAL Manufacturing Solutions Ltd	100.00	Tata Precision Industries Singapore (Pte) Ltd	49.99
HV Axles Ltd	100.00	NITA Company Ltd (Bangladesh)	40.00
HV Transmissions Ltd	100.00	Tata International Ltd (upto Feburary 28, 2005)	17.34
Sheba Properties Ltd	100.00	Hispano Carrocera, S.A. (from March 16, 2005)	21.00
Concorde Motors (India) Limited (formerly known as Minicar (India) Ltd)	100.00
Telco Dadajee Dhackjee Ltd	100.00
Tata Daewoo Commercial Vehicle Co. Ltd. (formerly known as Daewoo Commercial vehicle Co. Ltd.)	100.00
Concorde Motors Limited (from October 21, 2004)	100.00
Tata Technologies, U.S.A	94.60
Suryodaya Capital and Finance (Bombay) Ltd. (from December 31, 2004)	100.00

2)	a) The Company has made a further investment of Rs. 9.24 crores on October 21, 2004 in Concorde Motors Ltd. (CML) by way of purchase of shares from Tata Finance Ltd. and Tata Industries Ltd. Consequent to this investment, CML has become 100% subsidiary of the Company.

b) In terms of the Scheme approved by the High Courts of Judicature at New Delhi and Mumbai, the Sales and Service division of Concorde Motors Ltd. (CML) has been transferred to Concorde Motors (India) Ltd. (CMIL) with effect from January 1, 2004.
3)	The proposed amalgamation of Tata Finance Limited (TFL) with the Company with effect from April 1, 2005, has been approved by the shareholders and the creditors. It will be effective upon approvals to be obtained by both the companies from the Hon'ble High Court of Judicature at Mumbai and other necessary approvals. As per the Scheme, for every 100 shares of TFL, 8 shares of the Company will be allotted that would result in an increase in the capital by Rs.14.50 crores.
4)	The Company has made an investment of Rs.51.61 crores in Hispano Carrocera, S.A., a Spanish bus manufacturing company, and in that process acquired 21% equity shares with an option to buy 79% of the equity at a future date.
5)	The share of profit (net) in respect of investments in associate companies include profit of Rs. 21.44 crores and loss of Rs. 0.77 crore, considered on the basis of Unaudited Financial Statements for the year ended March 31, 2005.
6)	The consolidated financial statement should be read in conjuction with the notes to the individual financial results for the Financial Year ended March 31, 2005.
7)	The above Results and this release have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors on May 17, 2005.
Tata Motors Limited
Mumbai, May 17, 2005	RATAN N TATA Chairman